Exhibit 3.1

SHARPS TECHNOLOGY, INC.

CERTIFICATE OF DESIGNATION, PREFERENCES, AND RIGHTS

OF

SERIES C PREFERRED STOCK

PURSUANT TO SECTION 78.1955

OF THE NEVADA REVISED STATUTES

Sharps Technology, Inc., a corporation organized and existing under the Nevada Revised Statutes (the “Corporation”), is authorized to issue 1,000,000 shares of blank check preferred stock, (i) one share of which was designated as Series A Preferred Stock, which one share is outstanding; and (ii) five shares of which were designated as Series B Preferred Stock, of which five shares are outstanding.

The following resolutions were duly adopted by the board of directors of the Corporation (the “Board of Directors”):

WHEREAS, the Corporation’s articles of incorporation, as amended (the “Articles of Incorporation”), provide for a class of its authorized stock known as “blank check” preferred stock, consisting of 1,000,000 shares, $0.0001 par value per share, issuable from time to time in one or more series (“Preferred Stock”);

WHEREAS, the Board of Directors is authorized from time to time to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of Preferred Stock and the number of shares constituting any series and the designation thereof, of any of them; and

WHEREAS, the Board of Directors, pursuant to its authority as aforesaid, believes it advisable and in the best interests of the Corporation and its stockholders to fix the rights, preferences, restrictions and other matters relating to a new series of Preferred Stock, which shall consist of 50,000 shares of the Preferred Stock which the Corporation has the authority to issue.

NOW, THEREFORE, BE IT RESOLVED, that pursuant to the authority vested in the Board of Directors, the Board of Directors hereby authorizes a new series of up to 50,000 shares of preferred stock of the Corporation designated as the Series C Preferred Stock, par value $0.0001 per share, having the voting powers, designations, preferences and relative participation and other rights and qualifications, limitations and restrictions as follows:

Section 1. Designation and Amount. The shares of such series shall be designated as “Series C Preferred Stock,” $0.0001 par value per share, and the number of shares constituting such series shall be 50,000. Such number of shares may be increased or decreased by resolution of the Board of Directors, except that no decrease will reduce the number of shares of Series C Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the exercise of any options, rights or warrants issuable upon conversion of any outstanding securities issued by the Corporation convertible into Series C Preferred Stock. Issuances of shares and/or fractional shares of Series C Preferred Stock shall occur in accordance with the terms and conditions of that certain rights agreement, dated May 14, 2026, by and between the Corporation and VStock Transfer LLC (the “Rights Agreement”).

Section 2. Conversion. The shares of Series C Preferred Stock are not convertible into or exchangeable for any other property or securities of the Corporation, except in accordance with the terms and conditions of the Rights Agreement.

Section 3. Voting Rights. The holders of shares of Series C Preferred Stock shall have the following voting rights:

(A) Subject to the provision for adjustment hereinafter set forth, each share of Series C Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time after May 14, 2025 (the “Rights Declaration Date”) (i) declare any dividend on the Corporation’s common stock, par value $0.0001 per share (“Common Stock”) payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the number of votes per share to which holders of shares of Series C Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) Except as otherwise provided herein, in the Articles of Incorporation or the Corporation’s bylaws (the “Bylaws”), the holders of shares of Series C Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of the stockholders of the Corporation.

(C) Except as set forth herein, in the Articles of Incorporation or in the Bylaws, holders of Series C Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 4. Reacquired Shares. Any shares of Series C Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

Section 5. Liquidation, Dissolution or Winding Up.

(A) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the Series C Preferred Stock shall be entitled to receive an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1,000 times the aggregate amount to be distributed per share to holders of Common Stock (the “Series C Liquidation Preference”). In the event that the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount to which holders of shares of Series C Preferred Stock were entitled immediately prior to such event pursuant to clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event (the “Common Adjustment”).

(B) In the event, however, that there are not sufficient assets available to permit payment in full to the Series C Liquidation Preference and the liquidation preferences of all other series of Preferred Stock, if any, which rank on a parity with the Series C Preferred Stock, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences. In the event, however, that there are not sufficient assets available to permit payment in full of the Common Adjustment, then such remaining assets shall be distributed ratably to the holders of Common Stock.

(C) None of the merger or consolidation of the Corporation into or with another entity or the merger or consolidation of any other entity into or with the Corporation will be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 5.

Section 6. Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series C Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 1,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series C Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 7. No Redemption. Other than as provided for in the Rights Agreement, the shares of Series C Preferred Stock shall not be redeemable.

Section 8. Certain Restrictions. Other than as may be provided in the Rights Agreement, the Corporation will not declare any dividend on, make any distribution on, or redeem or purchase or otherwise acquire for consideration any shares of Common Stock after the first issuance of a share or fraction of a share of Series C Preferred Stock.

Section 9. Rank. The Series C Preferred Stock shall be junior to all other series of Preferred Stock as to the payment of dividends and the distribution of assets unless the terms of any series shall provide otherwise.

Section 10. Amendment. At any time when any shares of Series C Preferred Stock are outstanding, neither the Articles of Incorporation, Bylaws nor this Certificate of Designation will be amended in any manner that would materially alter or change the powers, preferences or special rights of the Series C Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series C Preferred Stock, voting separately as a class.

IN WITNESS WHEREOF, we have executed and subscribed this Certificate and do affirm the foregoing as true under the penalties of perjury this 13th day of May, 2026.

SHARPS TECHNOLOGY, INC.

By:	/s/ Paul K. Danner
Name:	Paul K. Danner
Title:	Principal Executive Officer